April 28, 2014

Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Dorian LPG Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed April 28, 2014

File No. 333-194434

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014. By letter dated February 14, 2014, the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein. The first publicly-filed registration statement on Form F-1 (the “Filed Registration Statement”) was filed with the Commission on March 7, 2014. By letter dated March 20, 2014, the Staff provided the Company with its comments regarding the Filed Registration Statement and the prospectus included therein. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”) was filed with the Commission on March 31, 2014. By letter dated April 10, 2014, the Staff provided the Company with its comments regarding the First Amended Registration Statement and the prospectus included therein. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”) was filed with the Commission on April 17, 2014. By letter dated April 23, 2014, the Staff provided the Company with its comments regarding the Second Amended Registration Statement and the prospectus included therein (the “Comment Letter”). This letter, together with the third amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, are being publicly filed with the Commission today via EDGAR.

We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in the Third Amended Registration Statement):

Prospectus Summary, page 1

Recent Developments, page 5

1.                                      We note the additional disclosure that you are currently negotiating a potential private placement of approximately $25 million with a strategic investor which would conclude on or prior to the closing of this offering. In a pre-effective amendment, please update the status of this transaction.

The Company advises the Staff supplementally that the private placement was completed on April 25, 2014. The Company has included updated disclosure in the Third Amended Registration Statement.

Unaudited Interim Financial Statements for the Period July 1, 2013 (inception) through December 31, 2013, page 43

2.                                      We note the changes that have been made to footnote (6) in response to our prior comment 2 but are unable to determine how you calculated or determined the weighted average number of common shares used to compute basic and diluted earnings per share of the period from April 1, 2013 to December 31, 2013 based on the revised disclosures provided in footnote (6). Please supplementally provide us with the computation of the 78,735,961 weighted average common shares outstanding used to compute pro forma basic and diluted earnings per share for this period.

In response to the Staff’s comment, the Company has revised the disclosure on footnote (6) of the unaudited proforma financial statements included on page 57. The Company supplementally provides the following computation of the weighted average common shares outstanding used to compute pro forma basic and diluted earnings per share for the period April 1, 2013 to December 31, 2013, as adjusted for the 1:5 reverse stock split:

I.                                       PRIOR TO REVERSE STOCK SPLIT

Description	Date	Number of Shares		Accumulated Shares	No. of Days outstanding	Weighted Average Shares

	April 1, 2013	23,335,675	(1)	23,335,675	119	10,097,983
Shares issuance	July 29, 2013	69,885,946	(2)	93,221,621	120	40,678,526
Shares issuance	November 26, 2013	120,357,528	(3)	213,579,149	36	27,959,452
Period from April 1 2013 to December 31, 2013					275	78,735,961

(1)                       Represents the 23,335,675 common shares issued to Dorian Holdings, assumed outstanding from April 1, 2012.

(2)                       Represents the July 29, 2013 issuances of 23,335,675 common shares issued to SeaDor Holdings and 46,550,271 common shares issued in a private placement.

(3)                       Represents the November 26, 2013 issuances of 39,952,123 common shares issued to Scorpio Tankers and 80,405,405 common shares issued in a private placement.

II.                                  REVERSE STOCK SPLIT (1 for 5)

Description	Date	Number of Shares		Accumulated Shares	No. of Days outstanding	Weighted Average Shares
	April 1, 2013	4,667,135	(1)	4,667,135	119	2,019,597
Shares issuance	July 29, 2013	13,977,189	(2)	18,644,324	120	8,135,705
Shares issuance	November 26, 2013	24,071,506	(3)	42,715,830	36	5,591,890
Period from April 1 2013 to December 31, 2013					275	15,747,192

(1)                                 Represents the 4,667,135 common shares issued to Dorian Holdings, assumed outstanding from April 1, 2012.

(2)                                 Represents the July 29, 2013 issuances of 4,667,135 common shares issued to SeaDor Holdings and 9,310,054 common shares issued in a private placement.

(3)                                 Represents the November 26, 2013 issuances of 7,990,425 common shares issued to Scorpio Tankers and 16,081,081 common shares issued in a private placement.

3.                                      We note from your response to our prior comment 4 that the reverse stock split ratio has not been determined and not yet approved by the board of directors, and hence, is not reflected in the current financial statements. Once the reverse stock split has been finalized and approved, please revise the financial statements as of July 1, 2013 and for the period July 1, 2013 through December 31, 2013, to reflect this reverse stock split. You should also provide a note to the financial statements disclosing the details of this reverse stock split, similar to the language included in your response to us.

The reverse stock split in the ratio of 1:5 was implemented by the Company’s Board by filing of an amendment to the Company’s Articles of Incorporation on April 25, 2014. Accordingly, the Company has included in the Third Amended Registration Statement revised financial statements as of July 1, 2013 and for the period July 1, 2013 through December 31, 2013 which reflect this reverse stock split. The Company has also included a note to the financial statements disclosing the details of the reverse stock split.

Exhibit 10.3

4.                                      We note your response to our prior comment 7 and reissue in part. It appears that Exhibit 10.3 is material to you and that you have filed such agreement pursuant to Item 601(b)(10) of Regulation S-K. We further note that you have redacted certain information from Exhibit 10.3 without filing a confidential treatment application related to the redacted information. Please refile a complete copy of the agreement or, alternatively, submit a confidential treatment application with respect to the redacted information. Refer to Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001 for guidance regarding submitting confidential treatment applications. Please note that confidential treatment applications must be completed and all issues must be resolved before we act on a request for acceleration regarding the associated registration statement.

In response to the Staff’s comment, the Company has refiled the agreement as Exhibit 10.3 to the Third Amended Registration Statement. The Company advises the Staff that it will submit a Confidential Treatment Request on April 28, 2014 pursuant to Rule 406 of the

Securities Act to redact certain sensitive financial and commercial information contained in the schedules to the purchase agreement for which confidential treatment is sought.

Exhibit 10.13

5.                                      We note your response to our prior comment 8 and reissue in part. Please refile a fully executed copy of the agreement. In this regard, we note that the filed version does not include conformed signatures.

The Company acknowledges the Staff’s comment and confirms that a fully-executed copy of the agreement has been filed with the Third Amended Registration Statement as Exhibit 10.13.

* * * *

The preliminary prospectus contained in the Third Amended Registration Statement includes a price range for the Company’s offering, and we have been advised by the Underwriters that the Company’s roadshow is scheduled to begin on April [28] 2014. If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,
SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Donald E. Field
Claire Erlanger
Linda Cvrkel